Exhibit 99.1

For Immediate Release

OBOOK Holdings Inc. Announces Successful Direct Listing on

Nasdaq

NEW YORK, NY, United States, October 17, 2025 – OBOOK Holdings Inc. (NASDAQ: OWLS) (“OBOOK” or the “Company”), a blockchain technology company operating as the OwlTing Group, announced the successful direct listing of its Class A common shares on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol “OWLS”.

OBOOK’s Class A common shares opened at $68.00 per share, representing a 580% increase from its reference price of $10.00 per share1, and closed at $55.55 per share at market close day, up over 450% from the reference price and prior private placement valuation. At the closing price, OBOOK’s market capitalization reached approximately US$4.9 billion.

“We are proud to mark OBOOK’s debut on Nasdaq, which represents an important milestone in our Company’s growth,” said Darren Wang, Founder and CEO at OwlTing Group. “This strong market debut underscores investor confidence in our vision to leverage the blockchain technology and transform global payments through regulated stablecoin infrastructure.”

[1]

The reference price for the direct listing of OBOOK Holdings Inc. was set at US$10.00 per share, based on the Company’s latest private placement completed in August 2025. This price served as a market-based benchmark prior to trading.

“Our direct listing reinforces our commitment to transparency and capital efficiency, while providing our shareholders with immediate liquidity and market-based valuation,” added Winnie Lin, CFO at OwlTing Group. “We remain focused on executing our roadmap for sustainable growth and stablecoin innovation.”

The Company believes that the strong debut reflects broad investor interest and confidence in the Company’s business model, growth momentum, and international expansion strategy. As Asia’s first fintech company to achieve a direct listing on Nasdaq with its Class A common shares, OBOOK believes that this direct listing marks a significant step forward for the region’s technology and financial innovation landscape.

Sullivan & Cromwell LLP acted as U.S. counsel to the Company. D. Boral Capital LLC acted as financial advisor to the Company in connection with this direct listing, and Sichenzia Ross Ference Carmel LLP acted as U.S. counsel to D. Boral Capital LLC. KPMG acted as the Company’s independent auditor.

A registration statement on Form F-1 (File Number: 333-290018), as amended, relating to the direct listing (the “Registration Statement”) was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 29, 2025. The direct listing was made only by means of a prospectus forming part of the Registration Statement. Copies of the prospectus relating to the direct listing may be obtained via the SEC’s website at www.sec.gov.” The Company’s trading performance on the first day of trading does not indicate its future trading performance.

About OBOOK Holdings Inc.

OBOOK Holdings Inc. is a blockchain technology company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ Stablecoin Market Map, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category. The Company’s mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding stablecoin economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “project,” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee that such expectations will prove correct. The Company cautions investors that actual results may differ materially from those anticipated and encourages investors to review other factors that may affect its future results in the Company’s registration statement filed with and declared effective by the SEC and other filings with the SEC, available at www.sec.gov.

For investor and media enquiries, please contact:

OBOOK Holdings Inc. Investor Relations

Henry Fan, Investor Relations Director

ir@owlting.com

OBOOK Holdings Inc. Media Relations

Michael Hsu, Public Relations Director

pr_office@owlting.com

The Blueshirt Group, Investor Relations

Jack Wang, Managing Director

OwlTing@BlueshirtGroup.co

The Piacente Group, Investor Relations

Dana Cheng, Vice President

OwlTing@thepiacentegroup.com